                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 1 TO

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                        HAWAII NATIONAL BANCSHARES, INC.
                                (Name of Issuer)

                        HAWAII NATIONAL BANCSHARES, INC.
                        (Name of person filing Statement)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    419758107
                      (CUSIP Number of Class of Securities)

WARREN K. K. LUKE                                 STEPHEN M. KLEIN, ESQ.
PRESIDENT                                         GRAHAM & DUNN PC
HAWAII NATIONAL BANCSHARES, INC.                  1420 FIFTH AVENUE, 33RD FLOOR
45 N. KING ST.                                    SEATTLE, WA 98101-2390
HONOLULU, HAWAII 96812                            (206) 340-9648
(808) 528-7711

            (Name, Address and Telephone Number of Person Authorized
               to receive Notices and Communications on Behalf of
                            Person Filing Statement)

                              __________ ___, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders):

CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
        Transaction Valuation*                         Amount of Filing Fee
             $31,995,000                                      $6,399
--------------------------------------------------------------------------------

* Up to 711,000 shares of the Issuer's Common Stock, par value $1.00 per share, redeemed for cash consideration of $45.00 per share.

   [ ] Check box if any part of the fee is offset as provided by Rule
       0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

                                  INTRODUCTION

        This Rule 13E-4 Transaction Statement is being filed by Hawaii National Bancshares, Inc.(the "Company") with respect to its common stock, par value $1.00 per share. This Rule 13e-4 transaction involves a transaction subject to Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Act") and the information contained in the Proxy/Tender Offer Statement filed concurrently herewith by the Company is incorporated by reference into the Items in this Schedule. The Company also is filing a Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") concurrently with the filing of this Statement.

        The Board of Directors of the Company has adopted a going private plan, which has two features. The first feature is a proposal to amend the Company's Articles of Incorporation to provide that each 200 outstanding shares of Company common stock ("Existing Shares') will be consolidated and converted into one share of "New Common Stock" (the "Reverse Stock Split"). Upon completion of the Reverse Stock Split, holders of less than 200 Existing Shares will cease to be shareholders of the Company and the Company will acquire for cash all resulting fractional shares of New Common Stock at a price equal to $45.00 per Existing Share.


       The second feature of the going-private plan involves an issuer tender offer (the "Tender Offer"). Commencing on or about July 10, 1999, the Company will offer to acquire Existing Shares from any and all Company shareholders at $45.00 per Existing Share, which is the same per-share price as will be received by holders of fractional shares of New Common Stock pursuant to the Reverse Stock Split. The Tender Offer will terminate on or about August 10, 1999. The Tender Offer is open to all shareholders of the Company, even those whose shares will be converted into fractional shares of New Common Stock, and thus into a right to receive cash only, pursuant to the Reverse Stock Split. The purpose of the Tender Offer is to allow holders of 200 or more Existing Shares the ability, if they elect to tender their shares, to liquidate their equity investment in the Company on the same economic terms as will apply to the holders of less than 200 Existing Shares in the Reverse Stock Split.

        The Reverse Stock Split and the Tender Offer will be funded by a private placement ("Private Placement") of shares of New Common Stock to members of the controlling Luke family and entities owned or controlled by the Luke family. Such persons and entities are: the Janice Moon Tong Luke Trust dated May 4, 1961; the Loretta Hung Wun Luke Trust dated May 4, 1961; the Beatrice Lum Luke Trust dated May 26, 1983; the Sharlene Kam Sun Luke Trust dated May 4, 1961; the Warren Kwan Kee Luke Trust dated May 4, 1961; K. J. Luke, an individual; and K.J.L. Associates, a Hawaii limited partnership (collectively, the "Luke Family Purchasers.") In the Private Placement, the Luke Family Purchasers will acquire shares of New Common Stock at a post-Reverse Stock Split price of $9,000.00 per share, which, adjusted to give effect to the Reverse Stock Split is exactly the same per-share price as Company shareholders will receive for fractional shares in the Reverse Stock Split and for tendered Existing Shares in the Tender Offer. The Luke Family Purchasers will acquire sufficient shares of new Common Stock in the Private Placement to fund, on a dollar-for-dollar basis, the Company's obligations with respect to the payment for fractional shares in the Reverse Stock Split and the payment for tendered Existing Shares in the Tender Offer. The amount of the Private Placement, which will depend on the number of Existing Shares tendered in the Tender Offer, may be as much as $4,005,000. The Luke Family Purchasers are filing, contemporaneously with the filing of this Statement, a Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934,
Schedule 14D-1.


ITEM 1. SECURITY AND ISSUER.

        (a) The name of the issuer is Hawaii National Bancshares, Inc., a Hawaii corporation, and the address of its principal executive office is 45 North King Street, Honolulu, Hawaii 96817.

        (b) The exact title of the class of equity securities to which this statement relates is Common Stock, par value $1.00 per share. The information set forth under the captions "THE TENDER OFFER - Basic Terms of the Tender Offer", "- Tender Offer Procedures" and "- Interests of Certain Persons in the Tender Offer" in the Proxy/Tender Offer Statement is incorporated herein by reference.

        (c) The information set forth under the caption "MARKET AND DIVIDEND INFORMATION" in the Proxy/Tender Offer Statement is incorporated herein by reference.

        (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


        (a) The information set forth under the caption "THE TENDER OFFER - Fees and Expenses; Sources of Funds; Luke Family Purchasers" of the Proxy/Tender Offer Statement is incorporated herein by reference.


        (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


        The information set forth under the caption "SPECIAL FACTORS - Reasons for the Tender Offer" in the Proxy/Tender Offer Statement is incorporated herein by reference.

        (a) The information set forth under the caption "THE REVERSE STOCK SPLIT
- Expenses; Sources of Funds; Luke Family Purchasers" in the Proxy/Tender Offer Statement is incorporated herein by reference.


        (b) - (f)  Not applicable.


        (g) The information set forth under the captions "SPECIAL FACTORS - Reasons for the Tender Offer" and "THE TENDER OFFER - Investment Considerations" in the Proxy/Tender Offer Statement is incorporated herein by reference.


        (h)-(j) The information set forth under the caption "THE REVERSE STOCK SPLIT - Termination of Exchange Act Registration" in the Proxy/Tender Offer Statement is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.


        The information set forth under the captions "TRANSACTIONS IN COMMON STOCK - Purchases by Company or Affiliates in Past Two Years" of the Proxy/Tender Offer Statement is incorporated herein by reference.


ITEM 5. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

        The information set forth under the caption "ABOUT THE ANNUAL MEETING -What are the Company's Objectives?" and "THE TENDER OFFER - Investment Considerations" of the Proxy/Tender Offer Statement is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

        The time and efforts of certain officers and other employees of the Company have been utilized in connection with the preparation of the Schedule 13E-4, the Schedule 13E-3, the Proxy/Tender Offer Statement and related materials to be sent to stockholders and have been and will be utilized in connection with overseeing this transaction. The Company may utilize its employees to solicit tenders of shares from stockholders. Except as otherwise disclosed in this Item 6, no person has been or will be retained, employed or compensated to make solicitations or recommendations in connection with the
Schedule 13E-4 transaction.

ITEM 7.    FINANCIAL INFORMATION.

        (a) Audited financial statements of the Company for the fiscal years ended December 31, 1997 and 1998 and the report of independent accountants thereon are set forth in the Financial Statements and notes thereto contained in the portions of the Corporation's 1998 Annual Report to Shareholders (the "1998 Annual Report") which are included as an exhibit hereto. Management's Discussion and Analysis of Financial Condition and Results of Operations for such periods is set forth in the portions of the 1998 Annual Report included as an exhibit hereto.

        Unaudited financial statements of the Company are set forth in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1999 (the "Form 10-Q"), which is attached as Appendix D to the Proxy/Tender Offer Statement (which is filed as an exhibit hereto). Management's Discussion and Analysis of Financial Condition and Results of Operations for such periods is set forth in the Form 10-Q. The above noted sections of the 1998 Annual Report and Form 10-Q are hereby incorporated by reference.

        (a) Not applicable.

ITEM 8. ADDITIONAL INFORMATION.

        (a)-(d) Not applicable.

        (e) All of the information set forth in the Proxy/Tender Offer Statement is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


        (a) (1) Amended Proxy/Tender Offer Statement of Hawaii National Bancshares, Inc.*

            (2) Letter to Shareholders dated ________ ___, 1999.**

            (3) Letter of Transmittal.***

            (4) Notice of Guaranteed Delivery.***

            (5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                and Other Nominees.***

            (6) Letter to Clients.***

            (7) Financial Statements and Management's Discussion and Analysis of
                Financial Condition and Results of Operations excerpted from the draft Annual Report to Shareholders of Hawaii National Bancshares, Inc. for the fiscal year ended December 31, 1998.**

        (b)     Not applicable.

        (c) (1) Form of Subscription Agreement: Luke Family Purchasers.

            (2) Form of Depositary Agreement among Hawaii National Bancshares,
                Inc., Hawaii National Bank and Luke Family Purchasers.

        (d)-(f) Not applicable.

        ------------

        * Incorporated by reference to Exhibit 17(d)(1) of Amendment No. 1 to the Pre-Rule 13E-3 Transaction Statement on Schedule 13E-3 filed July 2, 1999.

        ** Incorporated by reference to Exhibits 17(d)(2) and (d)(4) of the Pre-Rule 13E-3 Transaction Statement on Schedule 13E-3 filed May 14, 1999.

        *** Previously filed.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 1999              HAWAII NATIONAL BANCSHARES, INC.


                                 By: /s/ Ernest T. Murata
                                     ------------------------------------------
                                     Name: Ernest T. Murata
                                     Title: Vice President, Treasurer and Chief
                                     Financial Officer

                                                      EXHIBIT 9(c)(1) TO
                                              AMENDMENT NO. 1 TO SCHEDULE 13E-4



                             SUBSCRIPTION AGREEMENT


         This Subscription Agreement is made between Hawaii National Bancshares, Inc. (the "Corporation") and the undersigned subscriber ("Subscriber") on the terms and conditions set forth below:


                              W I T N E S S E T H:

I.       Subscription.

         A. Shares Subscribed For. Subscriber subscribes for the number of shares of common stock of the Corporation (the "Shares") set forth on Exhibit A attached hereto and made a part hereof, for the price set forth on Exhibit A.

         B. Corporation's Right to Reduce Shares Subscribed For. Subscriber understands that Corporation is offering to sell a maximum of 445 shares to Subscriber and others. If the offering is over-subscribed, then the Corporation in its sole discretion shall have the right to reduce the number of Shares subscribed for by Subscriber.

II. Conditions Precedent. Subscriber's obligation to purchase the Shares is conditioned upon the following:

         A. Tender Offer. Completion of the tender offer ("Tender Offer") described in the going private plan (the "Plan") approved by the Corporation's Board of Directors on April 27, 1999.

         B. Reverse Stock Split. Amendment of the Corporation's Articles of Incorporation and completion of the one-for-200 reverse stock split ("Reverse Split") described in the Plan.

         C. Other Stock Subscriptions. The Corporation's receipt of executed subscription agreements in the form hereof for a sufficient number of shares of the Corporation's common stock, at a price of nine thousand dollars ($9,000) per share, to fund at least ninety-five percent (95%) of the amount to be paid by the Corporation to its shareholders for whole and fractional shares in connection with the Tender Offer and the Reverse Split pursuant to the Plan.

        D. No Material Adverse Change. There shall have been no material adverse change in the financial condition of the Corporation from March 31, 1999, excluding any change resulting from the Tender Offer or Reverse Split.

         E. No Pending Litigation With Respect to Plan. There shall be no pending litigation against the Corporation for substantial damages in connection with the Plan or to enjoin the issuance of the shares subscribed for hereunder.

III.     Payment for and Issuance of Shares.

         A. Notice of Closing. The Corporation shall give Subscriber at least five (5) calendar days' notice of the date (the "Closing Date") on which closing of the payment for and issuance of the Shares is to occur and if the number of Shares will be reduced pursuant to Section I.B above, the number of Shares to be issued and total Subscription Price therefor. The Closing Date is tentatively planned to occur on or about August 10, 1999.

         B. At Closing, Subscriber shall tender to the Corporation in immediately available funds the full Subscription Price for the Shares. Concurrently therewith, the Corporation shall issue to Subscriber a stock certificate reflecting Subscriber's ownership of the Shares.

IV.      Representations and Warranties by Subscriber.

         A. Securities. Subscriber acknowledges its understanding that the offering and sale of the Shares is intended to be exempt from registration under
(i) the Securities Act of 1933, as amended, by virtue of Section 4(2) of the Act and the provisions of Rule 506 of Regulation D ("Regulation D") promulgated thereunder, and (ii) corresponding provisions of Hawaii securities laws. In furtherance thereof, Subscriber hereby represents and warrants to the Corporation the following:

                  1. Information Concerning Transaction. Subscriber acknowledges that the Corporation has made available during the course of this transaction and prior to the date hereof, the opportunity to ask questions of, and receive answers from, the Corporation or any person acting on the Corporation's behalf, regarding the terms and conditions of this transaction and to obtain any additional information, to the extent the Corporation possesses such information or can acquire it without unreasonable effort or expense, that is necessary to verify the accuracy of the information previously supplied to the undersigned Subscriber.






                                       2.

                  2. Investment Intent. Subscriber is purchasing the Shares solely on Subscriber's own account for investment purposes, and not with a view to or for the resale, subdivision, or fractionalization thereof, in whole or in part. Subscriber has not entered, and has no present plans to enter, into any contract, undertaking, agreement, or arrangement for any such resale, subdivision, or fractionalization thereof, in whole or in part. Subscriber does not presently have reason to anticipate any change in Subscribers's circumstances, or any particular occasion or event, which would cause Investor to sell or otherwise dispose of such Shares. No interests in the Shares have been offered or solicited by Subscriber in violation of the 1933 Act.

                  3. Investment Experience; Suitability. Subscriber has such prior knowledge and experience in financial and business matters that is capable of evaluating the merits and risks of owning the Shares. Subscriber understands that the purchase of the Shares is a long-term commitment of capital, the timing and amount of return of which cannot be assured. Subscriber has determined that the Shares are a suitable investment for Subscriber. Subscriber has adequate means for providing for its current needs and contingencies, has no need for liquidity in this investment and can withstand the loss of its entire investment in the Shares.

         B. Status and Authority. Subscriber represents and warrants to the Corporation the following:

                  1. The description of Subscriber in Exhibit A is true and correct. Subscriber is authorized and qualified to own the Shares. The execution, delivery, and performance by Subscriber of this Subscription Agreement are within the powers of Subscriber, have been duly authorized, and will not constitute or result in a breach or default under or conflict with any order, ruling, regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which Subscriber is a party or by which Subscriber is bound, and if Subscriber is an entity will not violate any provision of the organizational and governing documents of, Subscriber.

                  2. The person signing this Subscription Agreement on behalf of Subscriber has been duly authorized by Subscriber to do so, and the signature on this Subscription Agreement is genuine. This Subscription Agreement constitutes a legal, valid, and binding obligation of Subscriber, enforceable in accordance with






                                       3.

         its terms.

                  3. Subscriber is a "United States Person" for purposes of the U.S. Internal Revenue Code.

         C. Independent Investigation. Subscriber represents and warrants to the Corporation that Subscriber has had full opportunity to investigate and conduct its own due diligence with respect to its purchase of the Shares, including without limitation the opportunity to request of the Corporation information, documents and other materials, as Subscriber has deemed pertinent to its diligence review.

         D. No Disposition of Shares Without Securities Law Compliance. Subscriber agrees not to subdivide the Shares, to offer, sell, pledge, hypothecate, or otherwise transfer or dispose of any portion of Shares, absent compliance with the 1933 Act (and the Hawaii Act, if applicable). Subscriber understands that:

                  1. No federal or state agency has made any finding or determination as to the fairness of the terms of the this Subscription Agreement, or any recommendation or endorsement of the Shares.

                  2. The Company intends to apply to the Securities and Exchange Commission to deregister the Company's shares under the Securities Exchange Act of 1934 (the "1934 Act") and that such deregistration will adversely affect the liquidity of the Shares.

V. Representations and Warranties by the Corporation. The Corporation represents and warrants the following:

         A. Status and Authority.

                  1. The Corporation is a duly formed, validly existing Hawaii corporation in good standing in the State of Hawaii.

                  2. The execution, delivery, and performance by the Corporation of this Subscription Agreement are within the powers of the Corporation, have been duly authorized, and will not constitute or result in a breach or default under or conflict with any order, ruling, regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Corporation is a party or by which the Corporation is bound, and will






                                       4.

         not violate any provision of the organizational and governing documents, of the Corporation.

                  3. The person signing this Subscription Agreement on behalf of the Corporation has been duly authorized by the Corporation to do so, and such signature on this Subscription Agreement is genuine. This Subscription Agreement constitutes a legal, valid, and binding obligation of the Corporation, enforceable in accordance with its terms.

VI. Counsel for Corporation. Subscriber agrees that the law firm Carlsmith Ball has acted as counsel for the Corporation and is not representing or acting on behalf of Subscriber.

VII. Termination. This Agreement shall terminate on October 29, 1999, if Closing does not occur by 5:00 p.m. H.S.T. on that date.

VIII.    Miscellaneous.

         A. No Assignment. Without prior written consent of the Corporation, which consent may be withheld in the Corporation's sole discretion, this Subscription Agreement may not be assigned by Subscriber and Subscriber agrees not to transfer or assign this Subscription Agreement or the obligations or duties contained herein. Without prior written consent of Subscriber, which consent may be withheld in Subscriber's sole discretion, this Subscription Agreement may not be assigned by the Corporation and the Corporation agrees not to transfer or assign this Subscription Agreement or the obligations or duties contained herein.

         B. Governing Law and Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Hawaii.

         C. Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be deemed given when personally delivered, or if mailed one day after mailing by certified first-class mail, postage prepaid, addressed in the case of Subscriber to Subscriber's address set forth on Exhibit A and in the case of the Corporation to:

                  Hawaii National Bancshares, Inc.
                  45 North King Street







                                       5.

                  Honolulu, Hawaii 96817
                  Attn: Corporate Secretary

or to such other address as such party shall have given notice hereunder.

         D. Amendment. Neither this Subscription Agreement nor any provision hereof shall be modified, discharged, or terminated except by instrument in writing signed by the party against whom any waiver, change, discharge, or termination is sought.

         E. Binding Effect; Entire Agreement. Except as otherwise provided herein, this Subscription Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives, and permitted assigns. This Subscription Agreement embodies the entire agreement and understanding between Subscriber and the Corporation regarding the subject matter hereof and supersedes all prior agreements and understandings with respect to the subject matter hereof.



















                                       6.

         F. Section Headings. The headings in this Subscription Agreement are inserted for convenience and identification only; they are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Subscription Agreement or any of its provisions.

                  IN WITNESS WHEREOF, the parties have executed this Subscription Agreement this ____ day of _____________, 1999.



Subscriber:                                 Corporation:
WARREN KWAN KEE LUKE TRUST DATED            HAWAII NATIONAL BANCSHARES, INC.
MAY 4, 1961



By _________________________________        By _________________________________
   Jeanette Lum Chun, Trustee                  Its



By _________________________________



By _________________________________



















                                       7.

                                    Exhibit A


Full Legal Name of Subscriber:  Warren Kwan Kee Luke Trust dated May 4, 1961

Type of Entity:   [ ] Individual      [X] Trust      [ ] Corporation
                  [ ] General Partnership      [ ] Limited Partnership
                  [ ] Limited Liability Company

Jurisdiction of Formation (if entity): Hawaii

Address:          45 North King Street, Suite 600
                  Honolulu, HI 96817

Telephone:       (808) 528-7711

Taxpayer Identification Number: ____________________

Number of Shares Subscribed for:     45
Price per share                      x  9,000
                                     --------
Total Subscription Price             $405,000












                                       8.

         F. Section Headings. The headings in this Subscription Agreement are inserted for convenience and identification only; they are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Subscription Agreement or any of its provisions.


                  IN WITNESS WHEREOF, the parties have executed this Subscription Agreement this ____ day of _____________, 1999.



Subscriber:                                 Corporation:
JANICE MOON TONG LUKE TRUST DATED           HAWAII NATIONAL BANCSHARES, INC.
MAY 4, 1961



By ___________________________________      By _________________________________
   Jeanette Lum Chun, Trustee                  Its



By ___________________________________
   Sharlene Kam Sun Luke Mau, Trustee



By ___________________________________
   Warren K.K. Luke, Trustee












                                       9.

                                    Exhibit A


Full Legal Name of Subscriber:  Janice Moon Tong Luke Trust dated May 4, 1961

Type of Entity:   [ ] Individual      [X] Trust      [ ] Corporation
                  [ ] General Partnership      [ ] Limited Partnership
                  [ ] Limited Liability Company

Jurisdiction of Formation (if entity): Hawaii

Address:          45 North King Street, Suite 600
                  Honolulu, HI 96817

Telephone:       (808) 528-7711

Taxpayer Identification Number: ____________________

Number of Shares Subscribed for:     45
Price per share                      x  9,000
                                     --------
Total Subscription Price             $405,000









                                      10.

         F. Section Headings. The headings in this Subscription Agreement are inserted for convenience and identification only; they are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Subscription Agreement or any of its provisions.

                  IN WITNESS WHEREOF, the parties have executed this Subscription Agreement this ____ day of _____________, 1999.



Subscriber:                                 Corporation:
SHARLENE KAM SUN LUKE TRUST DATED           HAWAII NATIONAL BANCSHARES, INC.
MAY 4, 1961



By ___________________________________      By _________________________________
   Loretta Luke Yajima, Trustee                Its



By ___________________________________
   Warren K.K. Luke, Trustee



By ___________________________________
   Jeanette Lum Chun, Trustee







                                      11.

                                    Exhibit A


Full Legal Name of Subscriber:  Sharlene Kam Sun Luke Trust dated May 4, 1961

Type of Entity:   [ ] Individual      [X] Trust      [ ] Corporation
                  [ ] General Partnership      [ ] Limited Partnership
                  [ ] Limited Liability Company

Jurisdiction of Formation (if entity): Hawaii

Address:          45 North King Street, Suite 600
                  Honolulu, HI 96817

Telephone:       (808) 528-7711

Taxpayer Identification Number: ____________________

Number of Shares Subscribed for:     45
Price per share                      x  9,000
                                     --------
Total Subscription Price             $405,000







                                      12.

                                    Exhibit A


Full Legal Name of Subscriber:  Janice Moon Tong Luke Trust dated May 4, 1961

Type of Entity:   [ ] Individual      [X] Trust      [ ] Corporation
                  [ ] General Partnership      [ ] Limited Partnership
                  [ ] Limited Liability Company

Jurisdiction of Formation (if entity): Hawaii

Address:          45 North King Street, Suite 600
                  Honolulu, HI 96817

Telephone:       (808) 528-7711

Taxpayer Identification Number: ____________________

Number of Shares Subscribed for:     45
Price per share                      x  9,000
                                     --------
Total Subscription Price             $405,000







                                      13.

         F. Section Headings. The headings in this Subscription Agreement are inserted for convenience and identification only; they are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Subscription Agreement or any of its provisions.


                  IN WITNESS WHEREOF, the parties have executed this Subscription Agreement this ____ day of _____________, 1999.



Subscriber:                                 Corporation:
LORETTA HUNG WUN LUKE TRUST DATED           HAWAII NATIONAL BANCSHARES, INC.
MAY 4, 1961



By ___________________________________      By _________________________________
   Janice Luke Loo, Trustee                    Its



By ___________________________________
   Warren K.K. Luke, Trustee



By ___________________________________
   Jeanette Lum Chun, Trustee








                                      14.

                                    Exhibit A


Full Legal Name of Subscriber:  Loretta Hung Wun Luke Trust dated May 4, 1961

Type of Entity:   [ ] Individual      [X] Trust      [ ] Corporation
                  [ ] General Partnership      [ ] Limited Partnership
                  [ ] Limited Liability Company

Jurisdiction of Formation (if entity): Hawaii

Address:          45 North King Street, Suite 600
                  Honolulu, HI 96817

Telephone:       (808) 528-7711

Taxpayer Identification Number: ____________________

Number of Shares Subscribed for:     45
Price per share                      x  9,000
                                     --------
Total Subscription Price             $405,000







                                      15.

         G. Section Headings. The headings in this Subscription Agreement are inserted for convenience and identification only; they are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Subscription Agreement or any of its provisions.

                  IN WITNESS WHEREOF, the parties have executed this Subscription Agreement this ____ day of _____________, 1999.



Subscriber:                                 Corporation:
SHARLENE KAM SUN LUKE TRUST DATED           HAWAII NATIONAL BANCSHARES, INC.
MAY 4, 1961



By ___________________________________      By _________________________________
   Loretta Luke Yajima, Trustee                Its



By ___________________________________
   Warren K.K. Luke, Trustee



By ___________________________________
   Jeanette Lum Chun, Trustee






                                      16.

                                    Exhibit A


Full Legal Name of Subscriber:  Sharlene Kam Sun Luke Trust dated May 4, 1961

Type of Entity:   [ ] Individual      [X] Trust      [ ] Corporation
                  [ ] General Partnership      [ ] Limited Partnership
                  [ ] Limited Liability Company

Jurisdiction of Formation (if entity): Hawaii

Address:          45 North King Street, Suite 600
                  Honolulu, HI 96817

Telephone:       (808) 528-7711

Taxpayer Identification Number: ____________________

Number of Shares Subscribed for:     45
Price per share                      x  9,000
                                     --------
Total Subscription Price             $405,000








                                      17.

         F. Section Headings. The headings in this Subscription Agreement are inserted for convenience and identification only; they are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Subscription Agreement or any of its provisions.

                  IN WITNESS WHEREOF, the parties have executed this Subscription Agreement this ____ day of _____________, 1999.



Subscriber:                                 Corporation:
K.J.L. ASSOCIATES, A HAWAII LIMITED         HAWAII NATIONAL BANCSHARES, INC.
 PARTNERSHIP




By:  K.J.L., Inc., its General Partner



                                                   By__________________________
     By________________________________              Its
       Warren K.K. Luke,
       its Vice President & Secretary







                                      18.

                                    Exhibit A


Full Legal Name of Subscriber:  K.J.L. Associates, a Hawaii Limited Partnership

Type of Entity:   [ ] Individual      [ ] Trust      [ ] Corporation
                  [ ] General Partnership      [X] Limited Partnership
                  [ ] Limited Liability Company

Jurisdiction of Formation (if entity): Hawaii

Address:          45 North King Street, Suite 600
                  Honolulu, HI 96817

Telephone:       (808) 528-7711

Taxpayer Identification Number: ____________________

Number of Shares Subscribed for:     123
Price per share                      x    9,000
                                     ----------
Total Subscription Price             $1,107,000









                                      19.

         F. Section Headings. The headings in this Subscription Agreement are inserted for convenience and identification only; they are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Subscription Agreement or any of its provisions.

                  IN WITNESS WHEREOF, the parties have executed this Subscription Agreement this ____ day of _____________, 1999.





Subscriber:                                 Corporation:
KAN JUN LUKE                                HAWAII NATIONAL BANCSHARES, INC.




By___________________________________               By__________________________
  Warren K. K. Luke, Attorney-in-fact                 Its



By___________________________________



By___________________________________






                                      20.

                                    Exhibit A


Full Legal Name of Subscriber:  Kan Jun Luke

Type of Entity:   [X] Individual      [ ] Trust      [ ] Corporation
                  [ ] General Partnership      [ ] Limited Partnership
                  [ ] Limited Liability Company

Jurisdiction of Formation (if entity): Hawaii

Address:          45 North King Street, Suite 600
                  Honolulu, HI 96817

Telephone:       (808) 528-7711

Taxpayer Identification Number: ____________________

Number of Shares Subscribed for:     112
Price per share                      x    9,000
                                     ----------
Total Subscription Price             $1,008,000








                                      21.

         H. Section Headings. The headings in this Subscription Agreement are inserted for convenience and identification only; they are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Subscription Agreement or any of its provisions.

                  IN WITNESS WHEREOF, the parties have executed this Subscription Agreement this ____ day of _____________, 1999.





Subscriber:                                 Corporation:
BEATRICE LUM LUKE TRUST                     HAWAII NATIONAL BANCSHARES, INC.

MAY 26, 1983



By___________________________________               By__________________________
  Beatrice Lum Luke, Trustee                          Its

















                                      22.

                                    Exhibit A


Full Legal Name of Subscriber:  Beatrice Lum Luke Trust dated May 26, 1983

Type of Entity:   [ ] Individual      [X] Trust      [ ] Corporation
                  [ ] General Partnership      [ ] Limited Partnership
                  [ ] Limited Liability Company

Jurisdiction of Formation (if entity): Hawaii

Address:          45 North King Street, Suite 600
                  Honolulu, HI 96817

Telephone:       (808) 528-7711

Taxpayer Identification Number: ____________________

Number of Shares Subscribed for:     30
Price per share                      x  9,000
                                     --------
Total Subscription Price             $270,000




























                                      23.

                                                              EXHIBIT 9(c)(2) TO
                                                              AMENDMENT NO. 1 TO
                                                                  SCHEDULE 13E-4



                              DEPOSITARY AGREEMENT



                                                           Date:  July ___, 1999


Hawaii National Bank
45 North King Street
Honolulu, Hawaii  96817

Gentlemen:

               Hawaii National Bancshares, Inc. (the "Purchaser"), is offering to purchase up to any and all shares of its Common Stock, $1.00 par value per share (the "Shares"), at $45.00 per Share in cash, upon the terms and conditions set forth in its Proxy/Tender Offer Statement dated July ___, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits A and B, respectively, and which together, as they may be amended from time to time, constitute the "Offer." The "Expiration Date" for the Offer shall be 5:00 p.m., Honolulu time, on August ____, 1999 unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser from time to time, shall expire. All terms not defined in this Depositary Agreement (the "Agreement") shall have the same meaning as in the Offer.

The Purchaser and, with respect to Section 16 hereof, the Luke Family Purchasers (as defined in Section 16 below) hereby agree with you as follows:

         1. Subject to the terms and conditions of this Agreement, you will act as depositary (the "Depositary") in connection with this Offer, and in such capacity you are authorized and directed to accept tenders of Shares.

         2. (a) Tenders of Shares may be made only as set forth in the Section titled "THE TENDER OFFER" in the Offer to Purchase, and Shares shall be considered validly tendered to you only if:

               (i) you receive prior to the Expiration Date (x) certificates for such Shares and (y) a properly completed and duly executed Letter of Transmittal (or facsimile thereof); or

               (ii) you receive (x) a Notice of Guaranteed Delivery (as defined in paragraph (b) below) relating to such Shares from an Eligible Institution (as defined in paragraph (b) below) prior to the Expiration Date, (y) certificates for such Shares, and (z) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) at or prior to ____, p.m., Honolulu time, on the fifth business day after the date of execution of such Notice of Guaranteed Delivery; and

               (iii) in the case of either clause (i) or (ii) above, a final determination of the adequacy of the items received, as provided in Section 4 hereof, has been made by the Purchaser.

               (b) For the purpose of this Agreement: (i) a "Notice of Guaranteed Delivery" shall be a notice of guaranteed delivery substantially in the form attached as Exhibit C hereto or a telegram, telex, facsimile transmission or letter substantially in such form, and (ii) an "Eligible Institution" shall be a member firm of a national securities exchange registered with the Securities and Exchange Commission or of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

         3.    Intentionally Omitted.

         4. (a) You are authorized and directed to examine any certificate representing Shares, Letter of Transmittal (or facsimile thereof), Notice of Guaranteed Delivery and any other document required by the Letter of Transmittal received by you to determine whether you believe any tender may be defective. In the event you conclude that any Letter of Transmittal, Notice of Guaranteed Delivery or other document has been improperly completed, executed or transmitted, any of the certificates for Shares is not in proper form for transfer (as required by the aforesaid instructions) or if some other irregularity in connection with the tender of Shares exists, you are authorized subject to Section 4(b) hereof to advise the tendering stockholder of the existence of the irregularity, but you are not authorized to accept any tender of fractional Shares, any tender not in accordance with the terms and subject to the conditions set forth in the Offer, or any other tender which you deem to be defective, unless you shall have received from the Purchaser the Letter of Transmittal which was surrendered, duly dated and signed by an authorized officer of the Purchaser, indicating that any defect or irregularity in such tender has been cured or waived and that such tender has been accepted by the Purchaser.

               (b) Promptly upon you concluding that any tender is defective, you shall, after consultation with and on the written instructions of the Purchaser, use reasonable efforts in accordance with your regular procedures to notify the person tendering such Shares, of such determination and, when necessary, return the certificates involved to such person in the manner described in Section 11 hereof. The Purchaser shall have full discretion to determine







                                       2.

whether any tender is complete and proper and shall have the absolute right to reject any or all tenders of any particular Shares determined by it not to be in proper form and to determine whether the acceptance of or payment for such tenders may, in the opinion of counsel for the Purchaser, be unlawful; it being specifically agreed that you shall have neither discretion nor responsibility with respect to these determinations. To the extent permitted by applicable law, the Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any particular Shares. The interpretation by the Purchaser of the terms and conditions of the Offer to Purchase, the Letter of Transmittal and the instructions thereto, or a Notice of Guaranteed Delivery (including without limitation the determination of whether any tender is complete and proper) shall be final and binding.

               (c) You agree to maintain accurate records as to all Shares tendered prior to or on the Expiration Date.

         5. You are authorized and directed to return to any person tendering Shares, in the manner described in Section 11 hereof, any certificates representing shares tendered by such person but duly withdrawn pursuant to the terms of the Offer to Purchase. To be effective, a written or facsimile transmission notice of withdrawal must be received by you within the time period specified for withdrawal in the Offer to Purchase at your address set forth in the Offer to Purchase. Any notice of withdrawal must specify the name of the person having deposited the Shares to be withdrawn, the number of Shares to be withdrawn and, if the certificates representing such Shares have been delivered or otherwise identified to you, the name of the registered holder(s) of such Shares as set forth in such certificates. If the certificates have been delivered to you, then prior to the release of such certificates the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and, if the signature was required to be guaranteed when such Shares were tendered or the person making the withdrawal is not the person who tendered such Shares, then the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. You are authorized and directed to examine any notice of withdrawal to determine whether you believe any such notice may be defective. In the event you conclude that any such notice is defective you shall, after consultation with and on the instructions of the Purchaser, use reasonable efforts in accordance with your regular procedures to notify the person delivering such notice of such determination. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, whose determination shall be final and binding. Any Shares so withdrawn shall no longer be considered to be properly tendered unless such Shares are re-tendered prior to the Expiration Date pursuant to the Offer to Purchase.

         6. Subject to Sections 19 and 26 hereof, any amendment to or extension of the Offer, as the Purchaser shall from time to time determine, shall be effective upon notice to you from the Purchaser given prior to the time the Offer would otherwise have expired, and shall be promptly confirmed by the Purchaser in writing; provided that you may rely on and shall be






                                       3.

authorized and protected in acting or failing to act upon any such notice even if such notice is not confirmed in writing or such confirmation conflicts with such notice. If at any time the Offer shall be terminated as permitted by the terms thereof, the Purchaser shall promptly notify you of such termination.

         7.    Intentionally Omitted.

         8. Letter of Transmittal, Notices of Guaranteed Delivery, telegrams, telexes, facsimile transmissions notices and letters submitted to you pursuant to the Offer shall be stamped by you to indicate the date and time of the receipt thereof and these documents, or copies thereof, shall be preserved by you for a reasonable time not to exceed one year or the term of this Agreement, whichever is longer, and thereafter shall be delivered by you to the Purchaser. Thereafter, any inquiries relating to or requests for any of the foregoing shall be directed solely to the Purchaser and not the Depositary.

         9. (a) If under the terms and conditions set forth in the Offer to Purchase the Purchaser becomes obligated to accept and pay for Shares tendered, upon instruction by the Purchaser and as promptly as practicable, but in any event not later than _____, p.m., Honolulu time, on the third business day after the latest of: (i) the Expiration Date; (ii) the physical receipt by you of a certificate or certificates representing tendered Shares (in proper form for transfer by delivery), a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and any other documents required by the Letter of Transmittal; and (iii) the deposit by the Purchaser (or on the Purchaser's behalf) with you of sufficient federal or other immediately available funds to pay, subject to the terms and conditions of the Offer, all stockholders for whom checks representing payment for Shares are to be drawn, less any adjustments required by the terms of the Offer, and all applicable tax withholdings, you shall, subject to Section 17 hereof, deliver or cause to be delivered to the tendering stockholders and designated payees, consistent with this Agreement and the Letter of Transmittal, a check drawn on the Depositary, as agent for the Purchaser, and payable through the Depositary in the amount of the applicable purchase price specified in the Offer (less any applicable tax withholding) for the Shares theretofore properly tendered and purchased under the terms and conditions of the Offer. The Purchaser will also deposit or cause to be deposited with you on your request federal or other immediately available funds in an amount equal to the total stock transfer taxes or other governmental charges, if any, payable in respect of the transfer or issuance to the Purchaser or its nominee or nominees of all Shares so purchased. Upon request by the Purchaser you will apply to the proper authorities for the refund of money paid on account of such transfer taxes or other governmental charges. On receipt of such refund, you will promptly pay over to the Purchaser all money refunded.

               (b) At such time as you shall be notified by the Purchaser, you, in your capacity as transfer agent for Purchaser, shall effect the transfer of all Shares purchased pursuant to the Offer and issue certificates for such Shares so transferred, in accordance with






                                       4.

written instructions from the Purchaser.

               (c) If any tendered Shares are not purchased pursuant to the Offer for any reason, certificates for such Shares not purchased or tendered will be returned promptly following the expiration, termination or withdrawal of the Offer.

         10. (a) On or before January 31st of the year following the year in which the Purchaser accepts Shares for payment, you will prepare and mail to each tendering stockholder whose Shares were accepted, other than stockholders who demonstrate their status as nonresident aliens in accordance with United States Treasury Regulations ("Foreign Stockholders"), a Form 1099-B reporting the purchase of Shares as of the date such Shares are accepted for payment. You will also prepare and file copies of such Forms 1099-B by magnetic tape with the Internal Revenue Service in accordance with Treasury Regulations on or before February 29th of the year following the year in which the Shares are accepted for payment.

               (b) You will deduct and withhold 31% backup withholding tax from the purchase price payable with respect to Shares tendered by any stockholder, other than a Foreign Stockholder, who has not properly provided you with his taxpayer identification number, in accordance with Treasury Regulations.

               (c) Should any issue arise regarding federal income tax reporting or withholding, you will take such action as the Purchaser instructs you in writing.

         11. If, pursuant to the terms and conditions of the Offer, the Purchaser has notified you that it does not accept certain of the Shares tendered or purported to be tendered or a stockholder withdraws any tendered Shares, you shall promptly return the deposited certificates for such Shares, together with any other documents received, to the person who deposited the same, without expense to such person. Certificates for such unpurchased Shares shall be forwarded by you, at your option, by: (i) first class mail under a blanket surety bond protecting you and the Purchaser from losses or liabilities arising out of the non-receipt or nondelivery of such Shares; or (ii) registered mail insured separately for the value of such Shares.

         12. You shall take all reasonable action with respect to the Offer as may from time to time be requested by the Purchaser.

         13. Any instructions given to you orally, as permitted by any provision of this Agreement, shall be confirmed in writing by the Purchaser as soon as possible. You shall not be liable or responsible and shall be fully authorized and protected for acting, or failing to act, in accordance with any oral instructions which do not conform with the written confirmation received in accordance with this Section.






                                       5.

         14. Whether or not any Shares are tendered or the Offer is consummated, for your services as Depositary hereunder we shall pay to you compensation in accordance with the fee schedule attached as Exhibit D hereto, together with reimbursement for out-of-pocket expenses, including reasonable fees and disbursements of your counsel.

         15. In the event any question or dispute arises with respect to the proper interpretation of this Agreement or your duties hereunder or the rights of the Purchaser or of any stockholders surrendering certificates for Shares pursuant to the Offer, you shall not be required to act and shall not be held liable or responsible for your refusal to act until the question or dispute has been judicially settled (and you may, if you in your sole discretion deem it advisable, but shall not be obligated to, file a suit in interpleader or for a declaratory judgment for such purpose) by final judgment rendered by a court of competent jurisdiction, binding on all stockholders and parties interested in the matter which is no longer subject to review or appeal, or settled by a written document in form and substance satisfactory to you and executed by the Purchaser and each such stockholder and party. In addition, you may require for such purpose, but shall not be obligated to require, the execution of such written settlement by all the stockholders and all other parties that may have an interest in the settlement.

         16. Members of the Luke family and entities owned or controlled by the Luke family being the individuals and entities listed on Exhibit E attached hereto (collectively, the "Luke Family Purchasers") will deposit with you [Four Million Five Thousand Dollars ($4,005,000)] (the "Luke Funds") which will be held and disbursed by you in accordance with the terms and conditions set forth below in this Section 16.

               a. The Luke Funds are intended to pay for the shares of New Common Stock (post-Reverse Stock Split) acquired by the Luke Family Purchasers in the Private Placement in accordance with the terms of the Subscription Agreements dated July ___, 1999 governing the acquisition of the New Common Stock in the Private Placement and executed by each of the Luke Family Purchasers contemporaneously with the deposit with you of the Luke Funds. Copies of the Subscription Agreements are attached as Exhibit F hereto. The proceeds of the Private Placement shall fund and pay for the Company's obligation to pay the Purchase Funds in connection with the Reverse Stock Split and the Tender Offer in accordance with the terms of the Offer to Purchase.

               b. The Luke Funds shall accrue interest for the benefit of the Luke Family Purchasers at the same market rate of interest that is offered by Hawaii National Bank to the general public from the date of deposit of such







                                       6.

                    Funds with you until the disbursement of such Funds in accordance with the terms hereof.

               c. In connection with the Private Placement, Purchaser shall deposit with you stock certificates (the "Certificates") evidencing such number of shares of New Common Stock (up to a maximum of [445] shares) as are required to fund, on a dollar-for-dollar basis, the Purchaser's obligation to pay the Purchase Funds.

               d. At such time as all the conditions to the Tender Offer are satisfied in accordance with the terms set forth in "THE TENDER OFFER - Conditions to the Tender Offer" in the Offer to Purchase, you shall be so notified in writing by the Purchaser (the "Tender Officer Notice").

               e. Upon receipt of the Tender Offer Notice, you shall deliver the Certificates to the Luke Family Purchasers in accordance with the terms of the Subscription Agreements.

               f. In accordance with the terms of the Subscription Agreements, the total amount payable by the Luke Family Purchasers for the New Common Shares acquired in the Private Placement shall be an amount equal to the number of Private Placement Shares multiplied by $9,000 (the "Private Placement Consideration").

               g. The consummation of the Private Placement shall occur simultaneously with the effectiveness of the Reverse Stock Split and the Expiration Date of the Tender Offer, as set forth in the Offer to Purchase.

               h. You shall apply that portion of the Luke Funds which is equal to the Private Placement Consideration to pay the Purchase Funds payable by the Purchaser pursuant to the terms of the Tender Offer and the Reverse Stock Split and the amount of the Private Placement Consideration shall be deemed to be provided to you by the Purchaser for application thereof to the payment of the Purchase Funds.

               i. Upon payment of all the Purchase Funds in accordance with the terms of the Offer, you shall refund the balance of the Luke Funds (including interest accrued thereon), if any, to the Luke Family Purchasers (the "Refund"). The Luke Family Purchasers hereby designate _____________ as their representative to receive the Refund and allocate the same among the Luke Family Purchasers. After payment of the Refund to _______________, you shall have no responsibility or






                                       7.

                    liability with respect to the allocation of the Refund among the Luke Family Purchasers.

         17.   As Depositary hereunder you:

               (a) shall have no duties or obligations other than those specifically set forth herein or in the Exhibits attached hereto, or as may subsequently be agreed to in writing by you and the Purchaser;

               (b) shall have no obligation to make payment for any tendered Shares unless the Purchaser shall have provided the necessary federal or other immediately available funds to pay in full the amounts due and payable with respect thereto;

               (c) shall be regarded as making no representations and have no responsibilities as to the validity, sufficiency, value, or genuineness of any certificates or the Shares represented thereby deposited with you and will not be required to and will make no representations as to or be responsible for the validity, sufficiency, value, or genuineness of the Offer;

               (d) shall not be obligated to take any legal action hereunder, if, however, you determine to take any legal action hereunder, and, where the taking of such action might in your judgment subject or expose you to any expense or liability, you shall not be required to act unless you shall have been furnished with an indemnity satisfactory to you;

               (e) may rely on and shall be authorized and protected in acting or failing to act upon any certificate, instrument, opinion, notice, letter, telegram, telex, facsimile transmission, or other document or security delivered to you and believed by you to be genuine and to have been signed by the proper party or parties;

               (f) may rely on and shall be authorized and protected in acting or failing to act upon the written, telephonic, electronic and oral instructions, with respect to any matter relating to your actions as Depositary covered by this Agreement (or supplementing or qualifying any such actions) of officers of the Purchaser;

               (g) may consult counsel satisfactory to you and us, and the advice of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered, or omitted by you hereunder in good faith and in accordance with the advice of such counsel;

               (h) shall not be called upon at any time to advise any person tendering or considering tendering pursuant to the Offer as to the wisdom of making such tender or as to the market value of any security tendered thereunder;






                                       8.

               (i) may perform any of your duties hereunder either directly or by or through agents or attorneys and you shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with reasonable care by you hereunder;

               (j) shall not be liable or responsible for any recital or statement contained in the Offer or any other documents relating thereto;

               (k) shall not be liable or responsible for any failure of the Purchaser to comply with its obligations relating to the Offer, including without limitation obligations under applicable securities laws; and

               (l) are not authorized, and shall have no obligation, to pay any brokers, dealers, or soliciting fees to any person.

         18. The Purchaser covenants to indemnify and hold you and your officers, directors, employees, agents, contractors, subsidiaries and affiliates harmless from and against any loss, liability, damage or expense (including without limitation any loss, liability, damage or expense incurred for submitting for transfer Shares tendered without a signature guarantee pursuant to the Letter of Transmittal, and the fees and reasonable expenses of counsel) incurred (a) without gross negligence or bad faith or (b) as a result of your acting or failing to act upon the instructions of the Purchaser arising out of or in connection with the Offer, this Agreement or the administration of your duties hereunder, including without limitation the costs and expenses of defending and appealing against any action, proceeding, suit or claim in the premises. In no case shall the Purchaser be liable under this indemnity with respect to any action, proceeding, suit or claim against you unless the Purchaser shall be notified by you, by letter or by telex or facsimile transmission confirmed by letter, of the written assertion of any action, proceeding, suit or claim made or commenced against you, promptly after you shall have been served with the summons or other first legal process or have received the first written assertion giving information as to the nature and basis of the action, proceeding, suit or claim. The Purchaser shall be entitled to participate at its own expense in the defense of any such action, proceeding, suit or claim. Anything in this Agreement to the contrary notwithstanding, in no event shall you be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if you have been advised of the likelihood of such loss or damage and regardless of the form of action.

         19. Unless terminated earlier by the parties hereto, this Agreement shall terminate upon (a) Purchaser's termination or withdrawal of the Offer, (b) if Purchaser does not terminate or withdraw the Offer, the date which is 3 months after the later of (i) your sending of checks to tendering stockholders in accordance with Section 9(a) hereof and (ii) your delivery of certificates to the Purchaser in accordance with Section 9(b) hereof or (c) if not terminated or withdrawn earlier, the date which is 6 months after the date of this Agreement.







                                       9.

Upon any termination of this Agreement, you shall promptly deliver to the Purchaser any certificates, funds or property then held by you as Depositary under this Agreement, and after such time any party entitled to such certificates, funds or property shall look solely to the Purchaser and not the Depositary therefore, and all liability of the Depositary with respect thereto shall cease. Sections 14, 17 and 18 hereof shall survive any termination of this Agreement.

         20. In the event that any claim of inconsistency between this Agreement and the terms of the Offer arise, as they may from time to time be amended, the terms of the Offer shall control, except with respect to the duties, liabilities and rights, including without limitation compensation and indemnification, of you as Depositary, which shall be controlled by the terms of this Agreement.

         21. If any provision of this Agreement shall be held illegal, invalid, or unenforceable by any court, this Agreement shall be construed and enforced as if such provision had not been contained herein and shall be deemed an Agreement among us to the full extent permitted by applicable law.

         22. Purchaser represents and warrants that (a) it is duly incorporated, validly existing and in good standing under the laws its jurisdiction of incorporation, (b) this Agreement has been duly executed and delivered by the Purchaser and constitutes the legal, valid, binding and enforceable obligations of Purchaser, and (c) the Offer will comply in all material respects with all applicable requirements of law.

         23. Set forth in Exhibit G hereto is a list of the names and specimen signatures of the persons authorized to act for the Purchaser under this Agreement. The Secretary of Purchaser shall from time to time, certify to you the names and signatures of any other persons authorized to act for the Purchaser under this Agreement.

         24. Except as expressly set forth elsewhere in this Agreement, all notices, instructions and communication under this Agreement shall be in writing, shall be effective upon receipt and shall be addressed, if to the Purchaser or to the Luke Family Purchasers, to their respective addresses set forth next to their signatures to this Agreement, or, if to the Depositary, to Hawaii National Bank, 45 North King Street, Honolulu, Hawaii 96817, Attention:
Mr. Ernest T. Murata or to such other address as a party hereto shall notify the other parties.

         25. This Agreement shall be governed by and construed in accordance with the laws of the State of Hawaii, without giving effect to conflict of laws rules or principles, and shall inure to the benefit of and be binding upon the successors and assigns of the parties hereto; provided that this Agreement may not be assigned by any party without the prior written consent of all other parties.






                                      10.

         26. No provision of this Agreement may be amended, modified or waived, except in a writing signed by all the parties hereto.

Please acknowledge receipt of this Letter, the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, and the Subscription Agreements, and confirm the arrangements herein provided by signing and returning the enclosed copy hereof, whereupon this Agreement and your acceptance of the terms and conditions herein provided shall constitute a binding Agreement among us.



                                        Very truly yours,

ADDRESS FOR NOTICES:                    HAWAII NATIONAL BANCSHARES, INC.
45 North King Street
Honolulu, Hawaii 96817

                                        By: ____________________________________
                                            Name: ______________________________
                                            Title: _____________________________



                             LUKE FAMILY PURCHASERS


                                        JANICE MOON TONG LUKE
                                        TRUST DATED MAY 4, 1961



                                        By:_____________________________________
                                           Warren K.K. Luke, Trustee


                                        By:_____________________________________
                                           Sharelene Mau, Trustee


                                        By:_____________________________________
                                           Jeanette Lum Chun, Trustee


                                        KAN JUNG LUKE


                                        By:_____________________________________
                                           Warren K.K. Luke, Attorney-in-fact


















                                      11.

                                        SHARLENE KAM SUN LUKE
                                        TRUST DATED MAY 4, 1961


                                        By:_____________________________________
                                           Warren K.K. Luke, Trustee

                                        By:_____________________________________
                                           Loretta Yajima, Trustee


                                        By:_____________________________________
                                           Jeanette Lum Chun, Trustee


                                        WARREN KWAN KEE LUKE
                                        TRUST DATED MAY 4, 1961


                                        By:_____________________________________
                                           Jeanette Lum Chun, Trustee


                                        LORETTA HUNG WUN LUKE
                                        TRUST DATED MAY 4, 1961


                                        By:_____________________________________
                                           Warren K.K. Luke, Trustee


                                        By:_____________________________________
                                           Janice Loo, Trustee


                                        By:_____________________________________
                                           Jeanette Lum Chun, Trustee

                                        BEATRICE LUM LUKE TRUST
                                        DATED MAY 26, 1983


                                        By:_____________________________________
                                           Beatrice Luke, Trustee
                                           K.J.L. ASSOCIATES





                                      12.

                                        K.J.L. ASSOCIATES



                                        By:_____________________________________
                                           Warren K.K. Luke, Vice President
                                           and Secretary of K.J.L., Inc.,
                                           Corporate General Partner of K.J.L.
                                           Associates



AGREED TO AND ACCEPTED as of
the date above first written:


HAWAII NATIONAL BANK
as DEPOSITARY


By:__________________________________
Name:________________________________
Title:_______________________________











                                      13.